UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Commission File Number 0-29338

APT SATELLITE HOLDINGS LIMITED

(Registrant’s name)

22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Change of Directorships
FORWARD LOOKING STATEMENTS
SIGNATURES

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)

Change of Directorships

The Board of Directors (the “Board”) of APT Satellite Holdings Limited (the “Company”) hereby announces that with effect from 20 December 2004 Mr. Lim Wee Seng resigned as the Alternate Director of Mr. Lim Toon and Mr. Tay Chek Khoon, the Non-Executive Directors of the Company, for the reason of change of directorships and Mr. Tay Chek Khoon resigned as the Non-Executive Director of the Company for personal reasons.

They confirmed that there is no disagreement with the Board of the Company and there is no other matter that needs to be brought to the attention of the shareholders of the Company.

The Board also announces that with effect from 20 December 2004 Mr. Lim Wee Seng was appointed as the Non-Executive Director of the Company and Mr. Kwok Kah Wai Victor was appointed as the Alternate Director of Mr. Lim Toon and Mr. Lim Wee Seng, the Non-Executive Directors of the Company.

Mr. Lim Wee Seng, aged 50, was appointed as Non-Executive Director of the Company on 20 December 2004. Mr. Lim had been an Alternate Director to Mr. Lim Toon and Mr. Tay Chek Khoon, the Non-Executive Directors of the Company, from September to December in 2004. He also had been an Alternate Director to Mr. Lim Shyong, the Non-Executive Director of the Company, from September 2003 to September 2004. Mr. Lim was also appointed as Director of APT Satellite Company Limited, APT Satellite Investment Company Limited and APT Satellite Telecommunications Limited, both of the first two companies are subsidiaries of the Company, while the last one is a jointly controlled entity between a wholly-owned subsidiary of the Company and a shareholder of APT Satellite International Company Limited (“APT International”), the substantial shareholder of the Company. Mr. Lim was also appointed as Director of APT International. Mr. Lim graduated from the University of Singapore with a First Class Honours Degree in Bachelor of Engineering (Electrical and Electronics) in 1979 and subsequently obtained a Master of Science (Electrical Engineering) Degree in 1985. He has been with Singapore Telecommunications Limited (“SingTel”), the holding company of one of the shareholders of APT International, since 1979 and has held management positions in various areas including engineering, radio services, network, carrier wholesale business and strategic investment. From 1998 to 2000, he was the Managing Director of SingTel’s subsidiary company in UK, responsible for the setting up and running of SingTel’s voice and data business in Europe. He was also a member of the Singapore ST-1 satellite planning team in 1991 to 1993. Mr. Lim is currently Director of Strategic Investment in SingTel and is responsible for mergers, acquisitions and monitoring of SingTel’s joint venture companies.

Mr. Kwok Kah Wai Victor, aged 48, was appointed as an Alternate Director to Mr. Lim Toon and Mr. Lim Wee Seng, Non-Executive Directors of the Company on 20 December 2004. Mr. Kwok had been the Vice President of the Company from March 2001 to June 2004 responsible for Marketing and Sales division of the Company. Mr. Kwok was also appointed as an Alternate Director to Mr. Lim Toon and Mr. Lim Wee Seng, directors of APT Satellite Company Limited, APT Satellite Investment Company Limited and APT Satellite Telecommunications Limited, both of the first two companies are subsidiaries of the Company, while the last one is a jointly controlled entity between a wholly-owned subsidiary of the Company and a shareholder of APT International, the substantial shareholder of the Company. Mr. Kwok was also appointed as an Alternate Director to Mr. Lim Toon and Mr. Lim Wee Seng, directors of APT International. Prior to joining the Company, Mr. Kwok was the Managing Director of Global Services Development in SingTel, the holding company of one of the shareholders of APT International. Mr. Kwok established the SingTel’s global communication network and services, ConnectPlus, as well as SingTel’s global internet backbone to US and the Asian region, SingTel IX. Mr. Kwok has also been active in the alliance development works during this period. Mr. Kwok has been with SingTel for the last twenty years and has held management positions in Corporate Product Marketing and Corporate Account Management. Mr. Kwok has been seconded to be the Managing Director of STI Svenska in 1995 and Acting CEO of SingCom, Australia in 1994. Mr. Kwok is currently the Senior Director of the Regional Satellite Business Group of SingTel. Mr. Kwok graduated from National University of Singapore with an Honors Degree in Electrical Engineering and an MBA degree in 1981 and 1987, respectively. Mr. Kwok also attended the Harvard Business School’s International Senior Management Program in May, 1993.

Save as disclosed above, Mr. Lim Wee Seng and Mr. Kwok Kah Wai Victor do not hold any other position with the Company and other members of the Company, nor have any directorship in other listed public companies in the last three years. They have no relationship with any directors, senior management, substantial shareholder or controlling shareholder of the Company and do not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Lim and Mr. Kwok have not entered into any service contract with the Company, nor are appointed for a specific term. Mr. Lim’s emolument in 2004 is yet to be determined but it will be determined in accordance with the Bye-Laws of the Company with reference to market trend, the Company’s overall performance and individual director’s qualification and experience, while Mr. Kwok will not receive any directors’ fees. Pursuant to Bye-law 92 of the Company, Mr. Kwok’s appointment is determinable by his appointing Directors and, subject thereto, the office of Alternate Director shall continue until the next annual election of his appointing Directors or, if earlier, the date on which the relevant appointing Director ceases to be a Director of the Company. At present, no Director of the Company has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation). All the Directors of the Company will retire by rotation and re-election at general meeting of the Company in accordance with Bye-law 87.

Save as disclosed above, there is no other matter that needs to be brought to the attention of holders of securities of the Company.

The Board would like to thank Mr. Tay Chek Khoon and expresses its appreciation for his contribution and service to the Company for the period. The Company warmly welcomes Mr. Lim Wee Seng and Mr. Kwok Kah Wai Victor joining the Board.

By Order of the Board Dr. Brian Lo Company Secretary

Hong Kong, 20 December 2004

The Directors as at the date of this announcement are as follows:

Executive Directors:
Chen Zhaobin and Tong Xudong

Non-Executive Directors:
Liu Ji Yuan (Chairman), Zhang Hainan (Deputy Chairman), Lim Toon, Wu Zhen Mu, Yin Yen-liang, Lim Wee Seng, Tseng Ta-mon (Alternate Director to Yin Yen-liang) and Kwok Kah Wai Victor (Alternate Director to Lim Toon and Lim Wee Seng)

Independent Non-Executive Directors:
Yuen Pak Yiu, Philip, Huan Guocang and Lui King Man

FORWARD LOOKING STATEMENTS

     This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.

     Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.

     The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xiv) the ability to retain and recruit qualified personnel; (xii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiii) political and social developments, including war, civil unrest or terrorist activity; and (xiv) the Company’s success at managing the risks involved in the foregoing.

     The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

     Date: December 21, 2004.

APT Satellite Holdings Limited
By	/s/ Chen Zhaobin
Chen Zhaobin
Executive Director and President